SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.  Notice Under Section 708A(5) of the Corporations Act.

COMPANY ANNOUNCEMENT
(ASX:PBT)

Notice under Section 708A (5) of the Corporations Act

Friday 27th November, 2009:

This notice is given under paragraph (5)(e) of section 708A of the Corporations Act.

The following securities of the Company were issued without disclosure to investors under Part 6D.2 of the Corporations Act:

Type:	Ordinary Shares	Unlisted Options	Unlisted Options
Class/Description:	Ordinary Fully Paid Shares	Exercisable at AUD $0.30 consideration on or before 11 September 2013.	Exercisable at AUD $0.30 consideration on or before 23 September 2012.

ASX Code:	PBT	New class 1	New class 2
Date of Issue:	27th November 2009	27th November 2009	27th November 2009
Number Issued:	750,000	10,000,000	3,500,000
Issue Price per Security	AUD$ Nil	AUD$ Nil	AUD$ Nil

The Company intends to apply to Australian Stock Exchange Limited for quotation of the above shares.

As at the date of this notice, the Company has complied with:

(a)	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and
(b)	Section 674 of the Corporations Act.

Other information which is excluded information required to be disclosed under paragraph (6)(e) of section 708A of the Corporations Act	None.

For and on behalf of Prana Biotechnology Ltd,

Mr Richard Revelins
Company Secretary
Prana Biotechnology Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/	Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: November 27, 2009